UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 ---------------

                             HIGH SPEED ACCESS CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   42979U-102
                                 (CUSIP Number)

        William D. Savoy                         Gail J. Gordon
        Vulcan Ventures Incorporated             Foster Pepper & Shefelman PLLC
        110-110th Avenue N.E., Suite 550         1111 Third Avenue, Suite 3400
        Bellevue, WA  98004                      Seattle, WA  98101
        (206) 453-1940                           (206) 447-4400

     (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                  June 9, 1999
             (Date of Event which Requires Filing of This Statement)

                                 ---------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.12d-1(e), 240.13d-1(f) or 240.12d-1(g),
check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  42979U-102      13D                        Page   2   of   9   Pages
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Vulcan Ventures Incorporated
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  WC
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Washington
-------- -----------------------------------------------------------------------
     NUMBER OF SHARES         7    SOLE VOTING POWER
  BENEFICIALLY OWNED BY                         -0- shares
           EACH
     REPORTING PERSON
           WITH
                            ------ ---------------------------------------------
                              8    SHARED VOTING POWER
                                   20,245,110 shares

                            ------ ---------------------------------------------
                              9    SOLE DISPOSITIVE POWER
                                                     -0- shares

                            ------ ---------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   20,245,110 shares

--------------------------- ------ ---------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   20,245,110 shares
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   37.4%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.   42979U-102     13D                        Page   3   of   9   Pages
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Paul G. Allen
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                   AF
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
--------- ----------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY      7    SOLE VOTING POWER
             OWNED BY                                        -0- shares
               EACH
         REPORTING PERSON
               WITH
                                     ----- -------------------------------------
                                      8    SHARED VOTING POWER
                                           20,245,110 shares

                                     ----- -------------------------------------
                                      9    SOLE DISPOSITIVE POWER
                                           -0- shares

                                     ----- -------------------------------------
                                      10   SHARED DISPOSITIVE POWER
                                           20,245,110 shares

--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   20,245,110 shares
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   37.4%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

     This statement relates to the common stock, $0.01 par value per share, of High Speed Access Corp., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1000 W. Ormsby Avenue, Suite 210, Louisville, Kentucky 40210. Amounts of common stock reported in this statement are as adjusted for a 1.55-for-1 split of the common stock on May 21, 1999.

Item 2.  Identity and Background

     The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen.

     Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. All of Vulcan Ventures' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

     Paul G. Allen, Vulcan Ventures Incorporated, 110 - 110th Avenue, N.E., Suite 550, Bellevue, WA 98004. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

     William D. Savoy, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, WA 98004. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

     Bert E. Kolde, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Kolde is a Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

     Jo Allen Patton, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, WA 98004. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

     During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this Item 2 been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration

     On November 25, 1998, Vulcan Ventures purchased 8,000,000 shares of the Issuer's Series B convertible preferred stock at a purchase price of $2.50 per share for aggregate cash consideration of $20,000,000. On April 30, 1999, Vulcan Ventures purchased 5,000,000 shares of the Issuer's Series C convertible preferred stock at a purchase price of $5.00 per share for aggregate cash consideration of $25,000,000. The shares of Series B and Series C convertible preferred stock converted automatically at a price of $3.23 per share into 20,150,000 shares of common stock upon the closing of the Issuer's initial public offering on June 9, 1999. As of that date, the Issuer issued an additional 72,139 shares of its common stock that were paid as cumulative, accrued dividends in respect of the Series B and Series C convertible preferred stock upon its automatic conversion. Vulcan Ventures funded its purchases of the Series B and Series C convertible preferred stock from its own working capital. None of the funds used to purchase the shares of Series B or Series C convertible preferred stock consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of common stock.

     Vulcan Ventures and Mr. Allen may be deemed beneficially to own an additional 22,971 shares of the Issuer's common stock that are issuable pursuant to the exercise of warrants held by Charter Communications, Inc. ("Charter"), a Delaware corporation that is an affiliate of Mr. Allen and Vulcan Ventures. If Charter exercises the warrants, it is contemplated that the acquisition of the underlying common stock would be funded from Charter's working capital or from capital contributions from Mr. Allen, Vulcan Ventures or another entity under Mr. Allen's control.

Item 4.  Purpose of Transaction

     On November 25,1998, the Issuer entered into a Systems Access and Investment Agreement with Vulcan Ventures and Charter, a Programming Content Agreement with Vulcan Ventures, and a related Network Services Agreement with Charter. Under these agreements, Charter committed to provide the Issuer exclusive access to at least 750,000 homes passed and the Issuer agreed to issue the warrants described in this Item 4 to purchase up to an additional 7,750,000 shares of the Issuer's common stock as an equity incentive to provide the Issuer additional homes passed, although Charter is not obligated to do so. Charter can terminate the agreement, remove a particular system from the agreement or terminate the Issuer's exclusivity rights, on a system by system basis, if the Issuer fails to meet performance benchmarks or otherwise breaches its agreement, including its agreement to provide content designated by Vulcan Ventures. Charter can also terminate the Issuer's agreement, for any reason, as long as Charter purchases the associated cable head end equipment and modems at book value and pays the Issuer a termination fee based on the net present value of the revenues the Issuer otherwise would earn for the remaining term of the agreement from end users subscribing to its services as of the termination date. During the term of the agreements, the Issuer has agreed not to deploy Worldgate(SM), Web TV(R), digital TV or related products in the market areas of any committed system or in any area which Charter operates a cable system. The agreements will continue until the Issuer ceases to provide services to an end user residing in a home passed in a committed system. Except as to confidential portions that have been redacted and as to which confidential treatment has been requested by the Issuer, the full text of the Systems Access and Investment Agreement is filed as Exhibit 1 to this statement and incorporated herein by reference.

     Concurrently with the Issuer entering into these agreements, it issued 8,000,000 shares of Series B convertible preferred stock to Vulcan Ventures at a purchase price of $2.50 per share, which Vulcan Ventures acquired for $20,000,000 in cash. Vulcan Ventures also subscribed to purchase 2.5 million shares of the Issuer's Series C convertible preferred stock at a purchase price of $5.00 per share on or before November 25, 2000, and received an option to purchase an additional 2.5 million shares of our Series C convertible preferred stock at a purchase price of $5.00 per share on or before November 25, 2000. On April 30, 1999, Vulcan Ventures purchased the entire 5,000,000 shares of Series C convertible preferred stock for $25,000,000 in cash. The shares of Series B and Series C convertible preferred stock issued to Vulcan Ventures automatically converted at a price of $3.23 per share into 20,150,000 shares of common stock upon completion of the Issuer's initial public offering. Vulcan Ventures is entitled to registration rights with respect to such shares of common stock as well as the 72,139 shares of common stock issued as of June 9, 1999, in payment of cumulative, accrued dividends on the Series B and Series C convertible preferred stock.

     As an inducement to Vulcan Ventures to cause Charter to commit additional systems to the Issuer, the Issuer granted Vulcan Ventures warrants to purchase up to 7,750,000 shares of the Issuer's common stock at a purchase price of $3.23 per share. Vulcan Ventures subsequently assigned the warrants to Charter. The warrants are exercisable by Charter at the rate of 1.55 shares of common stock for each home passed committed to the Issuer by Charter in excess of 750,000. On or before July 31, 2001, Charter may earn warrants to purchase up to 3,875,000 shares, which warrants must be exercised on or before July 31, 2002. Of these, Charter had earned warrants to purchase 22,071 shares of common stock as of June 9, 1999. On or before July 31, 2003, Charter may earn warrants to purchase an additional 3,875,000 shares, which warrants must be exercised on or before July 31, 2004. Charter may forfeit the warrants in certain circumstances, generally if the number of homes passed in a committed system is reduced. All shares of common stock issuable upon exercise of the warrantshave registration rights.

The full text of the warrants, as amended, and the assignments from Vulcan Ventures to Charter are filed as Exhibits 2 and 3 to this statement and incorporated herein by reference.

     Vulcan Ventures and Mr. Allen acquired the securities reported in this statement for investment purposes. Vulcan Ventures or Mr. Allen may purchase additional shares of common stock from time to time, depending on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Issuer. Subject to the Amended and Restated Registration Rights Agreement and the lockup agreement described in Item 6 of this statement, Vulcan Ventures and Mr. Allen may also determine to dispose of some or all of their beneficial holdings of the Issuer's securities. They reserve the right to increase or decrease their holdings on such terms and at such times as they may decide.

     Vulcan Ventures and Mr. Allen have no present plan or proposal that relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (ii) any change in the Issuer's present Board of Directors or management, (iii) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (iv) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (v) any change that would result in the Issuer's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in Nasdaq, or (vi) any similar action.

Item 5.  Interest in Securities of the Issuer

     Vulcan Ventures and Mr. Allen beneficially own 20,245,100 shares of the Issuer's common stock, including 22,971 shares issuable upon the exercise of warrants held by Charter. The 20,245,100 shares of common stock beneficially owned by Vulcan Ventures and Mr. Allen represent approximately 37.4% of the shares of the class outstanding based upon 54,117,842 shares outstanding as of June 9, 1999, as reported to Vulcan Ventures and Mr. Allen by the Issuer. Vulcan Ventures and Mr. Allen share the power to vote and to direct the vote of, and the power to dispose and to direct the disposition of, all 20,245,100 shares, including the 22,971 shares issuable upon the exercise of warrants held by Charter as to which Vulcan Ventures and Mr. Allen share such power with Charter.

     To the best knowledge of Vulcan Ventures and Mr. Allen, none of the other parties named in Item 2 owns any of the Issuer's common stock, except as follows:

     William D. Savoy, Vice President and a Director of Vulcan Ventures, beneficially owns immediately exercisable options to acquire 27,125 shares, which options were granted in January 1999. Vulcan Ventures disclaims beneficial ownership of such shares.

     Except as set forth in Item 4 of this  statement,  Vulcan  Ventures and Mr.
Allen have not, nor, to the knowledge of Vulcan Ventures has any of its executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past sixty days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Under an Amended and Restated Registration Rights Agreement dated as of November 25, 1998, among the Issuer, Vulcan Ventures and certain other of the Issuer's stockholders, the holders of 25% or more of the registrable securities, including the shares of common stock beneficially owned by Vulcan Ventures and the additional shares that may be issued pursuant to the warrants that Charter may earn as described in Item 4 of this statement, are entitled to demand that the Issuer register their registrable securities under the Securities Act of 1933, as amended. The Issuer is not required to effect more than two registrations pursuant to such demand registration rights. The holders of the registrable securities are also entitled to require the Issuer to include their registrable securities in future registration statements that the Issuer may file. These registration rights are subject to various conditions and limitations, including the right of the underwriters of an offering to limit the number of registrable securities that may be included in the offering. In addition, holders of all of these shares are restricted from exercising their demand rights during the 180-day period ending on December 1, 1999. The Issuer generally is required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions. Registration of any of the registrable securities held by security holders with registration rights will result in shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Vulcan Ventures has agreed not to offer to sell, sell or otherwise dispose of, directly or indirectly, any shares of common stock during the 180-day period ending on December 1, 1999, without the consent of Lehman Brothers, a joint lead manager of the Issuer's initial public offering.

     Except as set forth in Item 4 of this statement and this Item 6, Vulcan Ventures and Mr. Allen do not have, nor, to the knowledge of Vulcan Ventures does any of the executive officers, directors or controlling persons of Vulcan Ventures have, any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits.

Exhibit           Description

1 Systems Access and Investment Agreement dated as of November 25, 1998, among the Issuer, Vulcan Ventures, Charter and Marcus Cable, Inc.
     (Incorporated by reference to Exhibit 10.7 to the Issuer's Registration Statement on Form S-1 filed March 3, 1999, File No. 333-74667.)

2 Class A Securities Purchase Warrant to Subscribe for and Purchase Common Stock of the Issuer dated November 25, 1998, as amended, and Assignment. (Incorporated by reference to Exhibit 10.5 to the Issuer's Registration Statement on Form S-1/A filed May 5, 1999, File No. 333-74667.)

3 Class B Securities Purchase Warrant to Subscribe for and Purchase Common Stock of the Issuer dated November 25, 1998. (Incorporated by reference to Exhibit 10.6 to the Issuer's Registration Statement on Form S-1/A filed May 5, 1999, File No. 333-74667.)

4    Joint Filing Agreement

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                       VULCAN VENTURES INCORPORATED



June 21, 1999                          By: /s/ William D. Savoy
(Date)                                     ------------------------------------
                                           William D. Savoy, Vice President


June 21, 1999                          By: /s/ Paul G. Allen
(Date)                                     ------------------------------------
                                           Paul G. Allen

                                  EXHIBIT INDEX

  Exhibit           Description

     1 Systems Access and Investment Agreement dated as of November 25, 1998, among the Issuer, Vulcan Ventures, Charter and Marcus Cable, Inc. (Incorporated by reference to Exhibit 10.7 to the Issuer's Registration Statement on Form S-1 filed March 3, 1999, File No. 333-74667.)

     2 Class A Securities Purchase Warrant to Subscribe for and Purchase Common Stock of the Issuer dated November 25, 1998, as amended, and Assignment. (Incorporated by reference to Exhibit 10.5 to the Issuer's Registration Statement on Form S-1/A filed May 5, 1999, File No. 333-74667.)

     3 Class B Securities Purchase Warrant to Subscribe for and Purchase Common Stock of the Issuer dated November 25, 1998. (Incorporated by reference to Exhibit 10.6 to the Issuer's Registration Statement on Form S-1/A filed May 5, 1999, File No. 333-74667.)

     4    Joint Filing Agreement.